UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                           Phoenix Natural Gas Limited
                        (Name of foreign utility company)

                         The Brooklyn Union Gas Company
                 (Name of filing company, if filed on behalf of
                            foreign utility company)


ITEM 1

     The name of the  entity  claiming  foreign  utility  company  status  under
Section 33(a) of the Public Utility Holding Company Act of 1935 ("PUHCA") is Phoenix Natural Gas Limited ("Phoenix"), a Northern Ireland company. Phoenix's business address is 19 Clarendon Dock, Belfast BT1 3BG, Northern Ireland. Phoenix will own, refurbish and operate an existing decommissioned gas distribution system in Belfast, which will be used by Phoenix to distribute natural gas at retail. THE FACILITIES CONSIST OR WILL CONSIST OF HIGH PRESSURE AND LOW PRESSURE GAS MAINS AND OTHER FACILITIES NECESSARY TO OPERATE AND MAINTAIN THE RECOMMISSIONED DISTRIBUTION SYSTEM. Phoenix will also develop, own and operate an approximately 16 mile natural gas pipeline that will transport natural gas from Ballylumford, near the northeast coast of Northern Ireland, to Belfast.

     The ownership structure of Phoenix is as follows: (i) KeySpan CI, Ltd. ("KeySpan"), a Cayman Island company owns 24.5% of Phoenix's voting stock; and
(ii) British Gas plc owns 75.5% of Phoenix's voting stock.


ITEM 2

     KeySpan is an indirect wholly-owned subsidiary of The Brooklyn Union Gas Company ("Brooklyn Union"). Brooklyn Union is a public utility company which sells gas at retail to customers located in New
York. Brooklyn Union has acquired, indirectly through KeySpan, 24.5% of Phoenix's voting stock. The purchase price paid by Brooklyn

Union, through KeySpan, to acquire its indirect ownership interest in Phoenix is
approximately   $20  million.   Accordingly,   Phoenix  is  an  "affiliate"  and
"subsidiary" company, as those terms are defined in PUHCA, of Brooklyn Union.


                                    Exhibit A

     Attached hereto as Exhibit A is a copy of the state certification, required under Section 33(a)(2) of PUHCA, that Brooklyn Union received from the New York Public Service Commission ("NYPSC"). The NYPSC sent this certification to the Securities Exchange Commission in October of 1996.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                        The Brooklyn Union Gas Company


                                        By:  /s/ Robert B. Catell
                                             ------------------------------
                                                 Robert B. Catell
                                                 Chairman


Date: February 24, 1997

                                                                       Exhibit A



          [State of New York Department of Public Service letterhead]

                                October 23, 1996



Mr. Robert P. Wason
Securities and Exchange Commission
Mail Stop 10-6
450 Fifth Street, N.W.,
Washington, DC  20549

SUBJECT:   The Brooklyn Union Gas Company
           Form U-57

Dear Mr. Wason:

This is sent to you in response to a request from The Brooklyn Union Gas Company for a certification pursuant to the Public Utility Holding Company Act of 1935 at Section 33 (a) that this commission has the authority and resources to protect ratepayers subject to our jurisdiction and that it intends to exercise its authority.

Please be advised that pursuant to the New York State Public Service Law and rules and regulations adopted pursuant thereto and published in Volume 16 of the Official Compilation of New York Codes, Rules and Regulations), the New York Public Service Commission has the authority and also has the resources to protect the ratepayers of The Brooklyn Union Gas Company, and it does now and expects to continue exercising such authority.

This certification is made with the understanding that it may be revised or withdrawn prospectively by written notice to you.


                                        By   /s/ John C. Crary,
                                             ---------------------------------
                                             John C. Crary, Secretary